Exhibit 99.1

New Gold Completes Partial Redemption of Outstanding 6.375% Senior Notes

(All dollar figures are in US dollars unless otherwise indicated)

Toronto, Ontario (December 24, 2020) – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) today announced that it has completed the previously announced partial redemption of $200 million aggregate principal amount of its outstanding 6.375% Senior Notes due 2025. The redemption was funded with cash on hand.

Following the completion of the transaction, the Company has approximately $205 million of cash on hand1 and $510 million of liquidity2.

1. Based on cash and cash equivalents as at September 30, 2020 of $416 million less redemption principal, redemption premium, and accrued interest.
2. Approximately $45 million of the $350 million credit facility is currently used for Letters of Credit related to mine closure costs.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:
Anne Day

Vice President, Investor Relations

Direct: +1 (416) 324 6003
Email: anne.day@newgold.com

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